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VIA EDGAR & FAX	File No. 043279-0008

Jeffrey P. Riedler, Esq.

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corcept Therapeutics Incorporated Registration Statement on Form S-3
(File No. 333-163140) Filed November 16, 2009

Dear Mr. Riedler:

On behalf of our client Corcept Therapeutics Incorporated (the “Company” or “Corcept”), we are responding to the Staff’s comment in its letter dated November 24, 2009 related to the Registration Statement on Form S-3 filed November 16, 2009 (File No. 333-163140) (the “Registration Statement”). The Registration Statement relates to 12,596,475 shares (the “Offering Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and warrants (the “Warrants”) to purchase an additional 4,408,773 shares of Common Stock (the “Warrant Shares,” and together with the Common Stock, the “Registrable Securities”). The Registrable Securities were purchased in a private transaction (such transactions are commonly referred to as private investments in public equity or PIPEs) that closed on October 16, 2009 (the “October 2009 Offering”).

The Company filed the Registration Statement on November 16, 2009 to fulfill its obligation under a Registration Rights Agreement dated October 12, 2009 between the Company and the investors in the October 2009 Offering (the “Registration Rights Agreement”). For ease of reference, we have set forth the Staff’s comment (in bold) followed by the Company’s response thereto.

January 8, 2010

Form S-3

1.	We note that you are registering the sale of up to 17,005,248 shares of common stock, including 4,408,773 shares of common stock issuable upon the exercise of warrants. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears the offering may be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3 you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	the length of time the selling stockholders have held the shares;

•	the relationship of each selling security holder with the company, including an analysis of whether the selling security holder is an affiliate of the company;

•	any relationships among the selling security holders; and

•	whether or not any of the selling security holders is in the business of buying and selling securities.

Please include in this analysis your basis for determining that each affiliated selling stockholder is not an underwriter. Please provide a separate analysis for each affiliated selling stockholder. See Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

*    *    *    *    *

We have reviewed the Staff’s historical guidance on PIPE transactions as articulated in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“CD&I 612.09”), which states, in pertinent part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

Since late 2006, the Staff has raised concerns that following a PIPE transaction, selling stockholders may be acting as underwriters and that the resale shelf registration statement is an indirect primary offering where a significant percentage, such as greater than one-third of the

January 8, 2010

public float, is sought to be registered for resale.1 We understand that the Staff does not view this as a new position, and that the Staff’s historical view of PIPE transactions under CD&I 612.09 has not changed.

As such, the standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” remains an analysis of the facts and circumstances articulated in CD&I 612.09.

We have reviewed the factors in the Staff’s comment and other relevant factors including CD&I 612.09. The totality of the facts and circumstances in this case demonstrate that the selling stockholders listed in the Registration Statement (the “Selling Stockholders”) are not acting as underwriters or conduits for the Company. While the amount of Registrable Securities contemplated in the Registration Statement of 17,005,248 shares is approximately 68% of the 24,835,024 shares of Common Stock held by non-affiliates as of November 16, 2009 (the “Public Float”), and while five of the Selling Stockholders are affiliates of the Company, we respectfully submit that these facts are not determinative since they are outweighed by the following:

•	the longstanding relationship between the Company and each of the Affiliated Holders (as defined below), as stockholders and through service on the Company’s Board of Directors (the “Board”);

•

none of the Selling Stockholders is a member of a “group” with any other Selling Stockholder within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the October 2009 Offering occurred against the backdrop of an effort to fund clinical trials by a company that is still in the development stage with no short-term expectation of a marketable product;

•	the Selling Stockholders paid the full market price for the Offering Shares and the Warrants;

•

the Affiliated Stockholders are not currently and never have been in the “business of buying and selling securities,” and none has ever sold shares of the Company despite owning collectively over 29 million shares that are available for resale under currently effective registration statements;

•	the contractual and market-related circumstances under which the Selling Stockholders purchased the Registrable Securities; and

•	other policy considerations that support facilitating the registration of resales of shares purchased from small companies in private transactions.

[1]	Charles J. Johnson, Jr. and Joseph McLaughlin, Corporate Finance and the Securities Laws Fourth Edition, 2007 Supplement Section 7.10[D]. Aspen Publishers, 2007.

January 8, 2010

Taken together, the totality of the facts and the circumstances surrounding the October 2009 Offering demonstrate that the resales sought to be registered on the Registration Statement are not an offering “by or on behalf of” the Company under Rule 415(a)(4). The Company respectfully submits that the offering contemplated by the Registration Statement is “solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore should be permitted by Rule 415(a)(1)(i).

I. The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company.

A. Affiliate Selling Stockholders.

The following five Selling Stockholders (collectively referred to as the “Affiliated Holders”) are affiliates of the Company: Longitude Venture Partners, LP, Sutter Hill Ventures, Alta Partners LLP, Joseph C. Cook, Jr. and David L. Mahoney. Each of the venture capital firms that is an Affiliated Holder beneficially owns more than 10% of the Common Stock and warrants to purchase shares of Common Stock as of November 16, 2009 (the “Diluted Shares Outstanding”) and has a representative serving on the Company’s Board of Directors (the “Board”). Joseph C. Cook, Jr. and David L. Mahoney are also each members of the Board.

As of November 16, 2009, the Affiliated Holders collectively owned 37,444,854 shares of Common Stock outstanding or issuable pursuant to warrants, which represents 151% of the Public Float and approximately 52% of the Diluted Shares Outstanding. The table below sets forth, as of the date of this letter, for each Affiliated Holder: (i) the length of time such Affiliated Holder has been a stockholder of the Company; (ii) the number of shares of Common Stock outstanding or issuable pursuant to warrants held by such Affiliated Holder covered by an effective registration statement; (iii) the number of Registrable Securities held by such Affiliated Holder; (iv) the number of shares of Common Stock outstanding or issuable pursuant to warrants held by such Affiliated Holder not covered by an effective registration statement, other than the Registrable Securities; and (v) the number of shares of Common Stock such Affiliated Holder has sold to date since becoming a stockholder of the Company. Please see Section VI.A below for a discussion of the business reasons underlying the Affiliated Holders’ desire to have their Registrable Securities covered by the Registration Statement, which reasons are not indicative of a desire to sell, distribute or flip the stock.

January 8, 2010

Name of Affiliated Holder	Stockholder Since	Shares Previously Registered (1)	Registrable Securities	Other Shares Not Covered by Effective Registration Statement	Shares Sold to Date (2)
Longitude Venture Partners, LP (3)	2008	10,434,725	3,304,197	349,425	0
Sutter Hill Ventures (4)	1999	10,309,182	2,542,801	156,503	0
Alta Partners LLP (5)	2001	5,739,357	472,029	104,826	0
Joseph C. Cook, Jr.	2005	2,311,204	519,234	17,471	0
David L. Mahoney	2004	988,099	188,813	6,988	0

(1)	Includes shares of Common Stock outstanding or issuable pursuant to warrants.
(2)	Based on a review of filings under Section 16 of the Exchange Act. The Company has confirmed the accuracy of these Section 16 reports.
(3)	Includes shares of Common Stock outstanding or issuable pursuant to warrants held by Longitude Venture Partners, LP, and Longitude Capital Associates, L.P.
(4)	Includes shares of Common Stock outstanding or issuable pursuant to warrants held by Sutter Hill Ventures, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. Also includes shares of Common Stock outstanding or issuable pursuant to warrants held by G. Leonard Baker, Jr.; The Baker Revocable Trust of which Mr. Baker is Trustee; Saunders Holdings, L.P. of which Mr. Baker is a General Partner; Gregory P. Sands and Sarah J.D. Sands as Trustees of Gregory P. and Sarah J.D. Sands Trust Agreement dated 2/24/99; James N. White and Patricia A. O’Brien as Trustees of the White Family Trust U/A/D 4/3/97; Jeffrey W. Bird and Christina R. Bird as Trustees of Jeffrey W. and Christina R. Bird Trust Agreement dated 10/31/00; Andrew T. Sheehan and Nicole J. Sheehan as Trustees of Sheehan 2003 Trust; Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David L. Anderson; Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO G. Leonard Baker, Jr.; Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO William H Younger, Jr.; Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Tench Coxe; and Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David E. Sweet (Rollover).
(5)	Includes shares of Common Stock outstanding or issuable pursuant to warrants held by Alta BioPharma Partners II, L.P.,and Alta Embarcadero BioPharma Partners II, LLC.

Under Rule 144, after six months, non-affiliates can trade freely in the securities of public companies that are current on their public filings. However, affiliates remain subject to the volume and manner of sale limitations of Rule 144 indefinitely with respect to shares not covered by an effective registration statement. Approximately 41% of the shares covered by the Registration Statement were purchased by the Affiliated Holders and are thus subject to the volume and manner restrictions of Rule 144. None of the Registrable Securities will be available for sale by any Affiliated Holder pursuant to Rule 144(d)(1) until after April 16, 2010, or six months after the date the Affiliated Holders acquired the shares, absent effectiveness of the Registration Statement. Even after six months, only a fraction of the Registrable Securities held by the Affiliated Holders would be saleable under Rule 144(e) in any three month period.2 Further, in addition to being affiliates for purposes of Rule 144, the Affiliated Holders are subject to Section 16 of the Exchange Act and therefore would be subject to disgorgement of profits if they were to sell any of the Registrable Securities for a profit within six months of purchasing them in the October 2009 Offering. If the Company wished to use a group of private purchasers as conduits for a distribution, the Selling Stockholders would not have been an appropriate group to choose given short-swing profit liability.

[2]	After April 16, 2010, or six months after the date of its acquisition of Registrable Securities, each Affiliated Holder may only sell its Registrable Securities in any three month period in an amount up to the greater of 1% of the total shares of Common Stock outstanding as reported on the Company’s most recent report or statement and the average weekly reported volume of trading on the Nasdaq Capital Market in the Company’s Common Stock for a four-week period.

January 8, 2010

In addition, the Company has historically had a low trading volume relative to its outstanding Common Stock that, to date, consistently and continuously remains low. For example, the total trading volume of the Company’s Common Stock for the years 2008 and 2009 was 8,143,000 and 8,674,400 shares, respectively, compared to the 62,474,686 shares of Common Stock outstanding as of November 16, 2009. Such low trading volume makes it even more difficult for any Affiliated Holder to dispose of meaningful portions of its investment in the Common Stock.

Below is a brief description of each Affiliated Holder.

1.	Directors.

Joseph C. Cook, Jr. has served as a member of the Board since 2002. Mr. Cook served as Chairman of the Board of Amylin Pharmaceuticals, Inc. from 1998 to 2009 and as Chief Executive Officer of Amylin from 1998 to 2003. Mr. Cook is a founder and currently serves as Chairman of the Board of Ironwood Pharmaceuticals, Inc. Mr. Cook is an officer of Mountain Ventures, Inc. and a founder of Clinical Products, Inc. and Mountain Group Capital, LLC. Mr. Cook also serves as a director of Mercy Ministries International and as a member and past Chairman of the University of Tennessee College of Engineering Advisory Board. Mr. Cook retired as Group Vice President of Eli Lilly & Company in 1993 after more than 28 years of service.

David Mahoney has served as a member of the Board since 2004. From 1999 to 2001, Mr. Mahoney served as co-CEO of McKesson HBOC, Inc., a healthcare supply management and information technology company and as CEO of iMcKesson LLC, a healthcare management and connectivity company. He joined McKesson Corporation in 1990 as Vice President for Strategic Planning. Prior to joining McKesson, Mr. Mahoney was a principal with McKinsey & Company where he worked from 1981 to 1990. He also serves on the Board of Directors of Symantec Corporation, Live Oak School, San Francisco Museum of Modern Art, Mercy Corps and NCPB, Inc., a public television and radio operator.

2.	Venture Capital Investors.

Longitude Venture Partners, L.P. (“Longitude”) was formed in 2006 and invests in medical device and biotechnology companies developing products that address important unmet medical or economic needs in the life sciences industry. Longitude made its first investment in the Company in the private placement that closed on March 25, 2008 (the “March 2008 Offering”). Prior to that time, Longitude had no relationship with the Company or its officers and directors. In connection with Longitude’s investment in the March 2008 Offering, the Company agreed to take all necessary acts to have one designee of Longitude nominated to the Board until such time as Longitude beneficially owns less than 5% of the outstanding Common Stock, including Warrant Shares. Pursuant to this agreement, Patrick G. Enright, a Managing Director of Longitude, has served on the Board since April 2008.

Sutter Hill Ventures has been investing in technology-based start-ups since 1964. Sutter Hill Ventures’ limited partners have committed long-term support to their evergreen fund which

January 8, 2010

allows them to make long-term commitments to their portfolio companies. Sutter Hill Ventures’ investment philosophy is based on investing in companies that it thinks have significant long-term opportunities to create fast-growing and ultimately profitable businesses and not doing quick “flips.” Sutter Hill Ventures has been an investor in the Company for over ten years, having initially invested in the Company in connection with the Company’s pre-IPO series A preferred stock financing in May 1999. G. Leonard Baker, Jr., a Managing Director and Partner of Sutter Hill Ventures, has served on the Board since 1999.

Alta Partners LLP (“Alta Partners”) is a venture capital firm that invests in life sciences, funding over 130 companies in the industry since 1996. Alta Partners’ investment philosophy is based on being long-term investors and the belief that it is critical to be a value-added investor by actively working with portfolio company management teams to help build market-leading companies. Alta Partners has been an active investor in the Company for over eight years, having initially invested in the Company in connection with the Company’s pre-IPO series C preferred stock financing in May 2001. Alix Marduel, M.D., a former Managing Director of Alta Partners, served on the Board from 2001 until June 2008, at which point she resigned, and Edward E. Penhoet, Ph.D., a Director of Alta Partners, joined the Board. Dr. Penhoet resigned from the Board effective January 5, 2010 due to time constraints associated with his appointment as a member of President Obama’s Council of Advisors on Science and Technology.

B. Non-Affiliated Selling Stockholders.

The remaining Selling Stockholders (collectively, the “Non-Affiliated Holders”) include various persons and entities who do not have the power to direct or cause the direction of the management of the Company.3 Ingalls & Snyder Value Partners, L.P., Thomas O. Boucher, Robert L. Gipson and Thomas L. Gipson (collectively, “Ingalls”) collectively own 5.6% of the outstanding Common Stock and 6.6% of the Diluted Shares Outstanding. Federated Kaufmann Fund, Federated Kaufmann Small Cap Fund, American Skandia Trust and Federated Kaufmann Fund II (collectively, “Federated”) collectively own 4.5% of the outstanding Common Stock and 5.3% of the Diluted Shares Outstanding. George H. Conrades (including shares held by Pelmea, L.P., “Conrades”) owns 2.8% of the outstanding Common Stock and 2.9% of the Diluted Shares Outstanding. Each of the other 17 Non-Affiliated Holders owns less than one percent of the Diluted Shares Outstanding and collectively own less than four percent of the outstanding Common Stock and the Diluted Shares Outstanding.

(3)	The Non-Affiliated Holders consist of Ingalls (as hereinafter defined), Federated (as hereinafter defined), George H. Conrades, Pelmea LP, Alexander Casdin, David E. Shaw, Black Point Group LP, Douglas G. DeVivo, Vaughn D. Bryson, Steven D. Pruett, VP Company Investments 2008, LLC, the Alan C. and Agnes B. Mendelson Family Trust, Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Diane J. Naar, Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Yu-Ying Chen, Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Patricia Tom (Post), Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Robert Yin, Steven D. Singleton, Joseph C. Cook, III and Byron W. Smith. VP Company Investments 2008, LLC and the Alan C. and Agnes B. Mendelson Family Trust are affiliated with partners of Latham & Watkins LLP. Each of VP Company Investments 2008, LLC and the Alan C. and Agnes B. Mendelson Family Trust owns 41,693 shares of Common Stock and 6,861 warrants to purchase shares of Common Stock, or 0.07% of the outstanding Common Stock and 0.07% of the Diluted Shares Outstanding, as of November 16, 2009.

January 8, 2010

II. Relationships among the selling stockholders.

None of the Selling Stockholders is a member of a “group” with any other holder or Selling Stockholder within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) thereunder. The Company has confirmed to us that it is not aware of any relationships among the Selling Stockholders other than as disclosed in the Registration Statement and that the Selling Stockholders act independently of one another.

III. The circumstances under which the selling stockholders acquired the Registrable Securities.

A. Company History.

Corcept is a pharmaceutical company that was incorporated in May 1998. Since its inception in May 1998, Corcept has been developing its lead product candidate, CORLUX, a glucocorticoid receptor II, or GR-II, antagonist. Between September 2004 and May 2005, Corcept initiated three Phase 3 clinical trials of CORLUX for the treatment of the psychotic features of psychotic depression, and subsequently announced that each of these Phase 3 trials in 2006 and 2007 did not meet their primary endpoint with statistical significance.4 Despite failing to achieve results sufficient to submit a New Drug Application with the Food and Drug Administration during the first three Phase 3 clinical trials of CORLUX, the Company concluded that data from these trials provided a strong basis for continued clinical development of CORLUX for the treatment of the psychotic features of psychotic depression and decided to initiate a fourth Phase 3 clinical trial of CORLUX for this indication (the “fourth Phase 3 trial”).5 Seeking funds to commence the fourth Phase 3 trial, Corcept raised $10.1 million from existing stockholders in a private placement in August 2007, and subsequently raised $25.3 million in the March 2008 Offering from existing stockholders, including the Affiliated Holders, to fund the completion of such trial. The Company has also continued to identify and develop other GR-II antagonists.

In addition to the fourth Phase 3 trial in psychotic depression, in December 2007, the Company initiated a Phase 3 clinical trial of CORLUX for the treatment of endogenous Cushing’s Syndrome (the “Cushing’s trial”). The Company’s goal is to complete enrollment of this trial in the first quarter of 2010 and to submit its New Drug Application by year-end 2010.

[4]	In November 2006, March 2007 and March 2008, the Company completed private placements of Common Stock in connection with the clinical development of CORLUX.

[5]	See, e.g., the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 12, 2009 (“In March of 2008, we commenced enrollment in Study 14, our ongoing Phase 3 trial in psychotic depression. The protocol for this trial incorporates what we have learned from our three previously completed Phase 3 trials to address the established relationship between increased drug plasma levels and clinical response and attempts to decrease the random variability observed in the results of the psychometric instruments used to measure efficacy”).

January 8, 2010

B. The October 2009 Offering.

Prior to the October 2009 Offering, the Company believed that its existing funds would only be sufficient to maintain its current operations through early 2010.6 In light of this expectation, the Company engaged Thomas Weisel Partners LLC (“Thomas Weisel”), an investment bank, to solicit investor interest in a potential private offering of Common Stock to be priced at or above the closing market price of the Common Stock. While Thomas Weisel was successful in obtaining an indication of interest from Ingalls and Federated, the additional funding solicited from the new investors was insufficient to fund the completion of the Cushing’s trial and submission of a New Drug Application for Cushing’s Syndrome.

In addition, the Company’s ability to access traditional public equity and private debt markets was simultaneously diminishing as the capital markets remained weak for the Company. The Company faced tighter lending policies and a constrained public equity market in a recession even more severe than the economic slowdown and bear market from 2001 to 2002.7 Reluctant to attempt to raise money from short-term focused hedge funds in a dilutive PIPE offering, the Company responded to the extremely difficult capital markets environment with a two-prong approach to raising the financing required to execute their plan to continue the clinical development of CORLUX. In addition to Ingalls and Federated, the Company approached the Affiliated Holders as a second prong in an effort to raise an amount necessary to complete the Cushing’s trial, to submit a New Drug Application for Cushing’s Syndrome and to continue the fourth Phase 3 trial of CORLUX in psychotic depression and the development of its other product candidates.

Management was able to solicit the interest of the other Selling Stockholders, many of whom, as existing stockholders prior to the October 2009 Offering, expressed a desire to continue to maintain a significant degree of investment in the Company. On October 12, 2009, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Selling Stockholders through which the Company raised approximately $18.0 million through the sale of the Registrable Securities. The purchase price per share of the Offering Shares was fixed at the closing consolidated bid price of the Common Stock on the Nasdaq Capital Market on the date of execution of the Securities Purchase Agreement and the exercise price of the Warrants in the October 2009 Offering was 120% of such price. The consideration for the Warrants was set at $0.125 per Warrant, in accordance with Nasdaq stockholder approval requirements. The Warrants contain only standard anti-dilution protections and do not contain any dilutive exercise price adjustment mechanisms.

[6]	See the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 11, 2009.

[7]	See, e.g., National Venture Capital Association, “Venture Capital Fundraising Activity Registers Second Consecutive Quarterly Decline in the Third Quarter of 2009” Thomas Reuters October 12, 2009 (“Just 17 venture capital funds raised $1.6 billion in the third quarter of 2009, according to Thomas Reuters and the National Venture Capital Association (NVCA). This level represents the smallest number of venture funds raising money in a single quarter since the third quarter of 1994 when 17 funds were also raised and the lowest level of dollars committed since the first quarter of 2003 when $938 million was raised.”); Press Release, Board of Governors of the Federal Reserve System, June 24, 2009 (noting that, while the pace of economic contraction is slowing, financial markets remain constrained by ongoing job losses, lower housing wealth, and tight credit, and that economic activity is likely to remain weak for a time).

January 8, 2010

As disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, the Company anticipated at the time of the October 2009 Offering that “for the foreseeable future [its] ability to generate meaningful revenues and achieve profitability [would] be solely dependent on the successful development, approval and commercialization of CORLUX for the treatment of Cushing’s Syndrome or for the psychotic features of psychotic depression.” The Selling Stockholders are familiar with the clinical trial process that pharmaceutical companies must go through and recognize that commercialization of any products by the Company or profitability will not occur in the near term, if at all. The Selling Stockholders were cognizant of the downward pressure such a risk would almost certainly put on the Company’s share price. Nonetheless, the Selling Stockholders participated in the October 2009 Offering and did so at the then-current market price of the Common Stock. Given that the Selling Stockholders had no foreseeable basis for expecting the Company to generate meaningful revenue or achieve profitability in the short term and given that the Selling Stockholders paid the market price for the Offering Shares and agreed to a premium on the exercise price of the Warrants despite the Company’s historically low trading volume, it is implausible that the Selling Stockholders had agreed to act as underwriters on behalf of the Company. The closing price of the Company’s Common Stock on January 5, 2009 was $2.86 per share and the trading volume was 55,800 shares, or 0.09% of the outstanding shares of Common Stock on November 16, 2009.

IV. The price the Selling Stockholders paid for the Registrable Securities.

All Selling Stockholders purchased the Offering Shares at the closing consolidated bid price of the Common Stock on the Nasdaq Capital Market on the date of execution of the Securities Purchase Agreement ($1.38 per share), and the Warrants at $0.125 per Warrant. The exercise price of the Warrants is $1.66 per share, which is 120% greater than the closing consolidated bid price of the Common Stock on the Nasdaq Capital Market on the date of execution of the Securities Purchase Agreement. The Warrants contain only standard anti-dilution protections and do not contain any mechanisms that adjust the exercise price based on future equity offerings. The Company did not sell the Offering Shares to the Selling Stockholders at a discount that may have allowed them to immediately resell the shares at the current market price for a profit. The Company received all net proceeds from the sale of the Offering Shares (after taking into account fees and expenses, including $540,000 fees paid to Thomas Weisel) and will receive all proceeds, if any, from the exercise of the Warrants. If the Selling Stockholders had purchased the Registrable Securities with a view toward distribution, they likely would have required a discount to the then closing consolidated bid price of the Common Stock and likely would not have agreed to a Warrant exercise price at a 20% premium over the then closing consolidated bid price of the Common Stock.8

[8]	PIPEs A guide to Private Investments in Public Equity p.109 (Steven Dresener and E. Kurt Kim eds., 2006) (“Venture investors view these venture-style PIPE transactions (or change-of-control PIPEs) as a means to acquiring a significant ownership position in an already public issuer by purchasing equity securities at a discount to market.”).

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V. The length of time that the selling stockholders have held the Registrable Securities.

Over two months have passed since the October 2009 Offering closed on October 16, 2009. During such time, none of the Selling Stockholders has sold any of the Registrable Securities or any other Common Stock that they previously acquired nor have they engaged in any derivative transaction.

VI. Are the selling stockholders in the business of buying and selling securities?

In the October 2009 Offering, each Selling Stockholder represented to the Company that it was purchasing the Registrable Securities “in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Securities or any arrangement or understanding with any other persons regarding the distribution of such Securities,” except in accordance with Securities Act of 1933, as amended (the “Securities Act”), applicable blue sky laws, and the rules and regulations promulgated thereunder.

In addition, various facts and circumstances support this representation of investment intent made by the Selling Stockholders. The Selling Stockholders negotiated to obtain preemptive rights to make further investments in the Company. The Selling Stockholders also did not impose liquidated damages for the failure to meet registration milestones, as may be typically required for PIPE transactions. These contractual features reflect the Selling Stockholders’ intent to remain investors in the Company, which would be inconsistent behavior for an underwriter.

Moreover, given the expected timeline for the Company’s clinical trials and submission of its New Drug Application, these Selling Stockholders are making an investment in the Company that will likely take a sustained period of time, approaching years, to generate a return. In addition, as set forth above in Section I.A., the Common Stock has historically had low trading volume relative to the Company’s outstanding Common Stock. For example, for the 30 day period prior to and ending on December 24, 2009, the average daily trading volume was approximately 25,000 shares or approximately 0.04% of the outstanding Common Stock as of November 16, 2009. Thomas Weisel’s inability to generate broader interest in the October 2009 Offering also suggests that there is not wide public interest in the Common Stock. In light of the number of shares held by the Selling Stockholders who purchased significant portions of the October 2009 Offering, which include the Affiliated Holders that are venture capital firms, Ingalls and Federated, such Selling Stockholders would not be able to dispose of their holdings acquired in the October 2009 Offering in a short period of time and thus would not be appropriate conduits for the Company. Such facts are also not conducive to an investment strategy based on flipping stock.

A. Affiliated Holders.

None of the Affiliated Holders is in the business of buying and selling securities or otherwise acting as an underwriter, and none of the Affiliated Holders is or is affiliated or associated with a broker-dealer registered with the Financial Industry Regulatory Authority

January 8, 2010

(“FINRA”). Put simply, the Affiliated Holders are long-term investors. Such Affiliated Holders have been holders of the Common Stock for periods ranging from one to ten years. The Affiliated Holders have not sold any of the shares acquired by such holder from time to time, despite prior failed clinical trials and despite the fact that a significant portion of the shares held by such Affiliated Holders are or have been in the money.

Two of the Affiliated Holders, who are not affiliated with the venture capital firms, are members of the Board with a combined service of over nine years. Collectively, these two Board members hold 3,299,402 shares that are available for resale under effective registration statements, yet neither of them has reduced their stake in the Company by selling any such shares in the open market.9 The remaining three Affiliated Holders are all venture capital firms, each of which has representation on the Board. Together these three venture capital firms have been invested in the Company for a combined total of over 19 years. Collectively, these three venture capital firms and their affiliates hold 26,483,264 shares that are available for resale under effective registration statements; yet none of them has reduced its stake in the Company by selling any such shares in the open market, nor have they entered into any hedging or other derivative transaction with respect to such shares.10

That none of the venture capital firms among the Affiliated Holders has sold any of its Common Stock is not surprising. Venture capital firms generally make investments with the expectation of substantial growth in equity value before disposition of the underlying securities.11 An industry guide to PIPEs explains the involvement of venture capital firms in PIPE transactions as follows:

“The focus of many venture capitalists has been to take speculative positions in early-stage companies with the anticipation that providing capital and business expertise will result in a successful investment. Venture capitalists frequently look for situations in which a company might benefit not only from capital but also from value-added services such as management capabilities or domain experience. Although this formula has in many cases resulted in generous returns for fund investors, depressed public market prices can make PIPEs an attractive alternative for the opportunistic venture investor. Many venture capitalists are drawn to companies that went public too soon or to those they have an existing investment relationship with.”12

The investment of Alta Partners, Sutter Hill Ventures and Longitude in the October 2009 Offering is consistent with the above description of the behavior of venture capital firms, as well as their express strategies of long-term investment discussed in Section I.A.2 above, and is incompatible with the behavior of underwriters. Venture capital firms, unlike underwriters, typically seek to make investments in companies that are intended to be held for three to seven years or longer.13

[9]	This statement is based on a review of the two Board member affiliates’ respective filings under Section 16 of the Exchange Act. The Company has confirmed the accuracy of these Section 16 reports.

[10]	This statement is based on filings under Section 16 of the Exchange Act.

[11]	Jack S. Levin, Structuring Venture Capital, Private Equity, and Entrepreneurial Transactions 1-3 (Martin D. Ginsburg & Donald E. Rocap eds., 1997).

[12]	PIPEs A guide to Private Investments in Public Equity p. 69 (Steven Dresener and E. Kurt Kim eds., 2006).

[13]	Jack S. Levin, Structuring Venture Capital, Private Equity, and Entrepreneurial Transactions 1-3 (Martin D. Ginsburg & Donald E. Rocap eds., 1997).

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The Affiliated Holders’ desire to have their Registrable Securities covered by the Registration Statement is not indicative of a desire to sell, distribute or flip the stock, nor is it indicia of a primary offering. The Affiliated Holders negotiated for the Registration Rights Agreement because the venture capital investors required liquid securities in order to be able to assess and place a value on the Registrable Securities that they purchased in the October 2009 Offering.14

Without registration rights, the Affiliated Holders’ Registrable Securities, particularly those held by the venture capital investors, are viewed as being illiquid even though a portion can be sold in any three-month period under Rule 144. In the current economic environment, venture capitalists are under pressure to structure their investments so that their value is more quantifiable and predictable.15 Thus, a freely tradable market value is preferable to a discount from unregistered stock. The potential diminution in value of holding unregistered securities relative to holding publicly tradable shares of Common Stock explains why, during the negotiations that preceded the October 2009 Offering, the venture capitalists negotiated for registration rights and the Company agreed to and filed the Registration Statement by November 16, 2009 after the closing of the October 2009 Offering.

B. Non-Affiliated Holders.

None of the Non-Affiliated Holders is a broker-dealer registered with FINRA. While Ingalls and Federated are affiliated with broker-dealers, none of the other Non-Affiliated Holders is affiliated with a broker-dealer or is in the business of buying and selling securities.

1.	Ingalls.

Ingalls is affiliated with Ingalls & Snyder LLC, which is a registered broker-dealer and the investment advisor of Ingalls & Snyder Value Partners, L.P. Thomas O. Boucher, Robert L. Gipson and Thomas L. Gipson are general partners of Ingalls & Snyder Value Partners, L.P. and are officers of Ingalls & Snyder LLC. Ingalls and its affiliates manage individual and institutional portfolios as well as The Legacy Growth Fund and the Value Partners, L.P. The firm invests in U.S. and non-US. stocks of all market capitalization and promotes a long-term, total return strategy in investment management. Ingalls purchased an aggregate of 4,720,281

[14]	It is commonplace for purchasers of privately placed securities such as the Affiliated Holders to require registration rights as part of the private placement. See e.g., Charles J. Johnson, Jr. and Joseph McLaughlin, Corporate Finance and the Securities Laws Fourth Edition, 2007 Supplement Section 7.10[C]. Aspen Publishers, 2007.

[15]	Robert J. Haft and Michele H. Hudson. Thompson Venture Capital and Small Business Financings Vol 2. Section 6:2. Reuters/West, 2008.

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shares of Common Stock in the October 2009 Offering (including shares issuable pursuant to warrants), representing 19.0% of the Public Float or 6.6% of the Diluted Shares Outstanding.

2.	Federated.

Federated may be deemed to be affiliated with the following registered-broker dealers: Federated Financial Services, Inc., Federated Securities Corp. and Edgewood Services, Inc. In addition, each of the Federated entities is a portfolio of an investment company registered under the Investment Company Act of 1940. Federated and its affiliates manage various types of funds, including retail and institutional funds, portfolios for tax-exempt institutions, emerging market, developed and small-cap funds and growth/income funds that focus primarily on U.S. and developed market stocks. The Federated entities adhere to an investment strategy of assessing individual companies from the perspective of a long-term investor. The Federated entities purchased an aggregate of 3,776,225 shares of Common Stock in the October 2009 Offering (including shares issuable pursuant to warrants), representing 15.2% of the Public Float or 5.3% of the Diluted Shares Outstanding.

Ingalls and Federated, whose investments constitute 44% of the total number of Registrable Securities, have each advised us that they acquired the Common Stock in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such shares of Common Stock or any arrangement or understanding with any other persons regarding the distribution of such shares of Common Stock. Further, the funds that Ingalls and Federated are affiliated with are funds for which and to which Ingalls and Federated owe fiduciary duties, and are funds that, like other entities affiliated with broker-dealers, hold their investments for the long-term, rather than resell shortly after purchase. Thus, to quickly flip the Registrable Securities held by them would be contrary to each of Ingalls’ and Federated’s long-term investment strategies. Ingalls’ and Federated’s negotiations for preemptive rights on future issuances by the Company reflect such investment intent. Moreover, in light of the dispersed holdings of the Non-Affiliated Holders and the limited trading volume of the Common Stock, Ingalls and Federated, as well as the other Non-Affiliated Holders, would not serve as a meaningful conduit for the Company and would not be an appropriate group for the Company to choose to act as a conduit.

VII. The amount of shares being registered.

As of November 16, 2009, the Public Float was 24,835,024 shares. The Registration Statement proposes to register 17,005,248 shares, which represents 68% of the Public Float but only 24% of the Diluted Shares Outstanding. Relative to its total capitalization, the Company’s Public Float is very small, representing only 35% of the Diluted Shares Outstanding. In addition, the Affiliated Holders hold an additional 29,782,567 shares that are covered by effective registration statements, which represent 120% of the Public Float and 42% of the Diluted Shares Outstanding. However, as discussed above, any shares held by Affiliated Holders are subject to the volume and manner of sale limitations of Rule 144 indefinitely with respect to shares not covered by an effective registration statement. Ingalls and Federated do not hold shares that are covered by other effective Registration Statements. The other Non-Affiliated Holders hold shares that are covered by other effective registration statements, but such shares are relatively

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small in number and are dispersed among many Selling Stockholders. The ratios of the Registrable Securities and of securities covered by existing registration statements to the Public Float and the Diluted Shares Outstanding is the result of the Company being a development stage company and being unable, since going public, to generate widespread interest in purchases of its Common Stock among non-affiliates. Like many growth stage pharmaceutical companies, the Company is not yet profitable and has no meaningful source of revenue. As such, the Company has needed to return to its long-term investors that are now affiliates to generate enough financing to remain a going concern.

In this case, the large number of Registrable Securities relative to the Public Float is not indicative of an intent to distribute by the Selling Stockholders. Rather it is indicative of the depressed price of the stock after the Company failed its first three Phase 3 trials and the Company’s and Thomas Weisel’s inability to solicit sufficient interest from new investors. The October 2009 Offering was the best financing option that the Company could obtain at this pivotal moment in its lifecycle. In addition, prior to engaging Thomas Weisel, the Company attempted to obtain venture debt financing from banks but was not able to do so on commercially acceptable terms. In addition, these banks required additional equity financing as a prerequisite to any debt financing. Moreover, the Company’s ability to drawdown on its existing credit facility with Kingsbridge Capital Limited is limited by certain requirements related to its Common Stock price. For small companies, such as Corcept, a PIPE can be the only viable capital raising option and PIPE transactions are often the best alternative to allow affiliates to continue to invest in such companies.

The October 2009 Offering happened when Corcept was at a pivotal moment in its lifecycle. Corcept had to find funding to complete its Cushing’s trial and submit a New Drug Application for CORLUX for Cushing’s Syndrome. Failure to do so would have meant that the Company would have had to abandon its goal of commercializing its lead product candidate. The size of the October 2009 Offering was not intended to be detrimental to the holders of the Company’s Common Stock. Rather it allowed the Company to fund the next stages of product development through 2010.

Giving undue weight to the size of the Registrable Securities relative to the size of the Public Float is not only contrary to the facts and circumstances test of CD&I 612.09, but it would also ignore statements in Release No. 33-8878 (the “Release”) which amended Form S-3 to include Instruction I.B.6. Page 22 of the Release acknowledged the Staff’s historical position that “Form S-3 has for many years allowed registrants to conduct secondary offerings on the form irrespective of public float, so long as the securities offered thereby were listed securities.” The Release also stated on p. 19 that the use of Instruction I.B.6. is “not meant to be mutually exclusive. Rather, it is designed to provide added flexibility to smaller companies by giving them supplemental avenues of capital formation.” The Release recognized the importance of private placements to small companies and permits companies to continue to register shares for resale by Selling Stockholders on Form S-3 even if the Company has also conducted a primary offering on Form S-3 under Instruction I.B.6.

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VIII. Considering all the facts and circumstances, the Selling Stockholders are not acting as underwriters or conduits for the Company.

We respectfully submit that none of the Selling Stockholders is acting as an underwriter or a conduit for the Company nor do any of the Selling Stockholders intend to quickly flip their shares. The Selling Stockholders invested in the October 2009 Offering not to facilitate a continuous at-the-market offering on the part of the Company, but because the Company badly needed funds to complete its fourth Phase 3 trial, to submit an NDA for CORLUX for Cushing’s Syndrome, to conduct other clinical trials and to continue its drug development program. None of the investors could reasonably have expected that the Company would achieve any of its milestones and therefore that they could realize a profit by selling a stock that had realized an appreciable gain in the short term. Moreover, even if they had reason to expect the stock to appreciate in the short term, five of the Selling Stockholders are subject to Section 16 of the Exchange Act and would therefore be unable to sell the Registrable Securities for a profit until six months after the October 2009 Offering.

The Affiliated Holders are not in the business of buying and selling securities; rather they are in the business of making long-term investments in and adding value to companies like Corcept. The October 2009 Offering represents a typical multi-year investment for the Affiliated Holders and was a necessary part of continuing their longstanding relationship with, and protecting their longstanding investment in, the Company. In context, the Registrable Securities represent approximately 24% of the Diluted Shares Outstanding. The Company had to sell this amount of equity in the October 2009 Offering because it and Thomas Weisel were unable to solicit sufficient interest from non-affiliated buyers, yet the Company needed funding to support its ongoing efforts to develop CORLUX. Aware of the risk involved in the transaction, the Selling Stockholders paid the market price for the Offering Shares plus a premium on the exercise price of the Warrant Shares. Moreover, the Selling Stockholders negotiated hard for preemptive rights to stay invested in the Company and agreed to no liquidated damages for any delays in registration of the Registrable Securities. None of the Affiliated Holders has ever sold any of the Company’s Common Stock, including the Offering Shares. None of the Selling Stockholders have sold Offering Shares or Warrant Shares, and to the extent any Selling Stockholder were to sell Offering Shares or Warrant Shares pursuant to the Registration Statement, the Selling Stockholders would retain all proceeds therefrom. Moreover, the trading volume of the Common Stock would make it difficult for the Selling Stockholders to quickly flip their position in the Common Stock. In addition, any attempt to do so by the Selling Stockholders with larger positions in the Common Stock would likely drive down the Common Stock price. Finally, in light of the substantial evidence of investment intent on the part of the Selling Stockholders, limiting the Company’s ability to register the resale of the Registrable Securities on behalf of the Selling Stockholders would not significantly further any public policy interests. The confluence of all of these facts and circumstances drives the conclusion that a resale by the Selling Stockholders whenever it occurs is not a primary offering.

Based on the foregoing facts and circumstances that we have ascertained from our review of publicly available filings by the Company, the Affiliated Holders and others with the SEC and as represented to us by the Company, it is the opinion of Latham & Watkins LLP that a court of

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competent jurisdiction should uphold the Company’s assertion that the Affiliated Holders are not acting as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

On the basis of the foregoing, we respectfully request that the Staff not impose an arbitrary cap on the number of resale shares allowed to be registered in the Registration Statement, as doing so would give primacy to only one of the elements of an CD&I 612.09 analysis, and would contradict the Release’s intention of providing additional flexibility for financing options for small companies like Corcept. We therefore respectfully request the Staff to permit the Company to effect the registration of the resale of the Registrable Securities pursuant to the Registration Statement and Rule 415(a)(1)(i).

Please call the undersigned at (202) 637-2242 to discuss this response.

Sincerely,

/s/ John J. Huber

John J. Huber

of LATHAM & WATKINS LLP

cc:	Jennifer C. Riegel, Esq.

Joseph K. Belanoff, M.D., Corcept Therapeutics Incorporated

Caroline Loewy, Corcept Therapeutics Incorporated

Anne LeDoux, Corcept Therapeutics Incorporated

Alan C. Mendelson, Latham & Watkins LLP

Connie Y. Chen, Latham & Watkins LLP